                             COMPUTER HORIZONS CORP.
                            49 OLD BLOOMFIELD AVENUE
                               MOUNTAIN LAKES, NJ
                                   07046-1495

                                November 21, 2006

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549
Division Of Corporation Finance
Mail Stop 4561
Attention:  Senior Assistant Chief Accountant Craig Wilson

    RE: COMPUTER HORIZONS CORP.
        ITEM 4.01 FORM 8-K
        ORIGINALLY FILED ON NOVEMBER 15, 2006
        FILE NO. 000-07282

Dear Mr. Wilson:

         We acknowledge receipt of your comment letter dated November 16, 2006
(the "Comment Letter") with regard to the above-referenced matter. We have reviewed the Comment Letter and provide the following response. Unless otherwise indicated, the page references below are to the marked version of the revised
Form 8-K filed on the date hereof. Capitalized terms used herein and not separately defined have the meanings given to them in the Form 8-K/A. For ease of reference we have reproduced your comments in the Comment Letter in italicized form below.

         1.    PLEASE AMEND YOUR DISCLOSURE TO STATE WHETHER DURING YOUR TWO
               MOST RECENT FISCAL YEARS AND THE SUBSEQUENT INTERIM PERIOD
               THROUGH THE DATE OF DISMISSAL THERE WERE ANY DISAGREEMENTS WITH
               THE FORMER ACCOUNTANT ON ANY MATTER OF ACCOUNTING PRINCIPLES OR
               PRACTICES, FINANCIAL STATEMENT DISCLOSURE, OR AUDITING SCOPE OR
               PROCEDURE, WHICH DISAGREEMENT(S) IF NOT RESOLVED TO THE
               SATISFACTION OF THE FORMER ACCOUNTANT, WOULD HAVE CAUSED IT TO
               MAKE REFERENCE TO THE SUBJECT MATTER OF THE DISAGREEMENT(S) IN
               CONNECTION WITH ITS REPORTS OR ANY REPORTABLE EVENTS AS DEFINED
               IN ITEM 304(A)(1)(IV)(B) OR REGULATION S-K. IN THE EVENT OF
               DISAGREEMENT(S) AND/OR REPORTABLE EVENT(S), PROVIDE THE SPECIFIC
               DISCLOSURES REQUIRED BY ITEM 304(A)(1)(IV) OF REGULATION S-K.

               RESPONSE

               Item 4.01 of the Form 8-K has been revised in accordance with this comment.

         2.    PLEASE AMEND YOUR DISCLOSURE REGARDING CONSULTATIONS WITH YOUR
               NEW AUDITOR TO STATE WHETHER THERE WERE CONSULTATIONS IN THE TWO
               MOST RECENT FISCAL YEARS AND THE SUBSEQUENT INTERIM PERIOD
               THROUGH THEIR ENGAGEMENT. SEE ITEM 304(A)(2) OF REGULATION S-K.

               RESPONSE

               Item 4.01 of the Form 8-K has been revised in accordance with this comment.

         3.    TO THE EXTENT THAT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY
               WITH OUR COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16
               LETTER FROM THE FORMER ACCOUNTANTS STATING WHETHER THE ACCOUNTANT
               AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

               RESPONSE

               An updated letter from the former accountants is provided as
               Exhibit 16.01 to the Form 8-K/A.

         OTHER

         In response to your request, attached is a written statement from the
Company providing the acknowledgments requested at the conclusion of the Comment
Letter.

                                     *******

         The Staff is invited to contact the undersigned with any comments or questions it may have. We would appreciate your prompt advice as to whether the
Staff has any further comments.

                                                       Sincerely,

                                                       /s/ Barbara Moss

                                                       Barbara Moss
                                                       Chief Financial Officer